UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INTERNATIONAL COAL GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
45928H106
(CUSIP Number)
Robert G. Jones
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
(314) 994-2700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 14, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45928H106	Page	2	of	9

1	NAMES OF REPORTING PERSONS ARCH COAL, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		292,157,281

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		292,157,281

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	292,157,281

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	45928H106	Page	3	of	9

1	NAMES OF REPORTING PERSONS ATLAS ACQUISITION CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		292,157,281

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		292,157,281

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	292,157,281

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share, of International Coal Group, Inc. (“ICG”). The address of the principal executive office of ICG is 300 Corporate Centre Drive, Scott Depot, WV 25560. ICG’s telephone number at such address is 304-760-2400.
Item 2. Identity and Background.
     This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Arch Coal, Inc., a Delaware corporation (“Arch”), and Atlas Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Arch (“Merger Sub,” and collectively with Arch, the “Reporting Persons”). The executive offices of the Reporting Persons are located at One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.
     Arch is a Delaware corporation incorporated in 1969 as Arch Mineral Corporation. Arch is one of the world’s largest coal producers, with more than 160 million tons of coal sold in 2010. Arch’s national network of mines supplies cleaner-burning, low-sulfur coal to customers on four continents, including U.S. and international power producers and steel manufacturers.
     Merger Sub is a Delaware corporation and a wholly owned subsidiary of Arch. Merger Sub was organized by Arch to acquire ICG and has not conducted any unrelated activities since its organization.
     The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Arch and Merger Sub are set forth on Schedules I and II attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.
     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge after due inquiry, any of the Scheduled Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As more fully described in Item 4 hereof, Arch, Merger Sub and ICG entered into an Agreement and Plan of Merger, dated as of May 2, 2011 (a copy of which is included as Exhibit 1 to this Schedule 13D), as amended by the Amendment to Agreement and Plan of Merger, dated May 26, 2011, a copy of which is included as Exhibit 2 to this Schedule 13D (as so amended, the “Merger Agreement”). The Merger Agreement is incorporated by reference into this Item 3. Pursuant to the Merger Agreement, on May 16, 2011, Merger Sub commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 (the “Shares”), of ICG, at a price of $14.60 per share, net to the sellers in cash, without interest thereon and less any required withholding taxes (the “Offer Price” or the “Merger Consideration”), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 16, 2011 (as amended, the “Offer to Purchase”), a copy of which is included as Exhibit 3 to this Schedule 13D and was included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Arch and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2011 (as amended, the “Schedule TO”), and the related Letter of Transmittal (as amended, the “Letter of Transmittal”), a copy of which is included as Exhibit 4 to this Schedule 13D and was included as

Exhibit (a)(1)(B) to the Schedule TO. In connection with the Merger Agreement, the Reporting Persons entered into two Tender and Voting Agreements with certain stockholders of ICG (the “Tender and Voting Agreements”), copies of which are included as Exhibit 5 and Exhibit 6, respectively, to this Schedule 13D. Pursuant to the Tender and Voting Agreements, certain stockholders of ICG agreed to tender their shares in the Offer.
     The Offer expired at 8:00 a.m., New York City time, on June 14, 2011. As of the expiration of the Offer, a total of 188,388,837 Shares (including 16,672,951 Shares subject to guaranteed delivery procedures) were validly tendered and not properly withdrawn, representing approximately 92.3% of the Shares then outstanding on a non-fully diluted basis and approximately 89.5% Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement). On June 14, 2011, Merger Sub accepted for payment, in accordance with the terms of the Offer, all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer. Based on the Offer Price and the number of Shares validly tendered and accepted for payment (including Shares tendered subject to guaranteed delivery procedures), at the expiration of the Offer, Merger Sub paid an aggregate of $2,750,477,020.20 to holders of Shares acquired pursuant to the Offer. The funds used to purchase the Shares accepted in the Offer were provided by Arch to Merger Sub as further described below.
     Also on June 14, 2011, pursuant to the terms of the Merger Agreement, Merger Sub exercised its top-up option (the “Top-Up Option”) to purchase directly from ICG an aggregate number of additional Shares of ICG’s common stock that, when added to the number of Shares already owned immediately prior to the exercise of such option (which for these purposes does not include Shares that were tendered subject to guaranteed delivery procedures), results in Arch, Merger Sub and Arch’s other wholly owned subsidiaries owning one Share more than 90% of the then outstanding Shares. Pursuant to the exercise of the Top-Up Option, Merger Sub purchased directly from ICG a total of 120,441,395 newly issued shares of the common stock of ICG (the “Top-Up Option Shares”) at the Offer Price. Such Top-Up Option Shares, combined with the Shares already owned by Arch, Merger Sub and Arch’s other wholly owned subsidiaries, represented one Share more than 90% of the then outstanding Shares. Merger Sub paid the purchase price for the Top-Up Option Shares in cash in the amount of $1,204,413.95, representing the aggregate par value of the Top-Up Option Shares, and a promissory note issued by Merger Sub to ICG in the principal amount of $1,757,239,953.05. The Top-Up Option Shares were issued pursuant to the exemption from registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended.
     Pursuant to the terms of the Merger Agreement, following the exercise of the Top-Up Option, Merger Sub effected a “short form” merger in accordance with Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), without the need for a meeting of ICG’s stockholders (the “Merger”). In the Merger, Merger Sub was merged with and into ICG with ICG continuing as the surviving corporation and as a wholly owned subsidiary of Arch. At the effective time of the Merger, 12:01 a.m., Eastern Time, on June 15, 2011, each Share then outstanding (other than any Shares in respect of which appraisal rights are validly exercised under the DGCL and any Shares owned by ICG, Arch or any of their subsidiaries (including Merger Sub)) was, by virtue of the Merger and without any action on the part of the holders of the Shares, converted into the right to receive the Merger Consideration in cash, without interest and subject to any required withholding taxes. As a result of the Merger, ICG became a wholly owned subsidiary of Arch.
     In connection with the Offer and the Merger, Merger Sub has paid (or will pay), in the aggregate, approximately $2.98 billion in cash consideration for Shares (excluding the consideration paid for the Top-Up Option Shares), consisting of funds provided to Merger Sub by Arch, which consist of (a) borrowings under Arch’s $2.0 billion revolving credit facility entered into pursuant to the terms and conditions of an Amended and Restated Credit Agreement, dated as of June 14, 2011, by and among

Arch, the lenders party thereto, PNC Bank, National Association, as administrative agent and Bank of America, N.A., The Royal Bank of Scotland PLC and Citibank, N.A., as co-documentation agents, a copy of which is included as Exhibit 7 to this Schedule 13D, (b) proceeds from Arch’s issuance on June 14, 2011 of $1.0 billion aggregate principal amount of 7.000% senior notes due 2019 pursuant to an Indenture, dated June 14, 2011, a copy of which is included as Exhibit 8 to this Schedule 13D (the “Notes Indenture”), (c) proceeds from Arch’s issuance on June 14, 2011 of $1.0 billion aggregate principal amount of 7.250% senior notes due 2021 pursuant to the Notes Indenture, (d) proceeds from Arch’s issuance on June 8, 2011 of 48.0 million shares of its common stock pursuant to the terms of an Underwriting Agreement, dated June 14, 2011, a copy of which is included as Exhibit 9 to this Schedule 13D and (e) cash on hand at Arch.
     All information contained in “Section 10—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 4. Purpose of Transaction.
     The purpose of the transactions described in this Schedule 13D is for Arch, through Merger Sub, to acquire control of, and the entire equity interest in, ICG. The Offer, as the first step in the acquisition of ICG, was intended to facilitate the acquisition of all of the outstanding Shares. The purpose of the Merger was to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.
     As noted above, on May 16, 2011, Merger Sub commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Offer expired at 8:00 a.m., New York City time, on June 14, 2011. On June 14, 2011, Merger Sub accepted for payment all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 188,388,837 Shares (including 16,672,951 Shares subject to guaranteed delivery procedures) were purchased by Merger Sub in accordance with the terms of the Offer, representing approximately 92.3% of the Shares then outstanding on a non-fully diluted basis and approximately 89.5% Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement).
     As noted above, subsequent to the expiration of the Offer and pursuant to the terms of the Merger Agreement, Merger Sub exercised the Top-Up Option on June 14, 2011 to purchase directly from ICG 120,441,395 Top-Up Option Shares at the Offer Price per Share in exchange for $1,204,413.95 in cash, representing the aggregate par value of the Top-Up Option Shares, and a promissory note issued by Merger Sub to ICG in the principal amount of $1,757,239,953.05. As a result of the exercise of the Top-Up Option, Merger Sub owned one Share more than 90% of the then outstanding Shares. Following the exercise of the Top-Up Option, Merger Sub effected the Merger. In the Merger, Merger Sub was merged with and into ICG with ICG continuing as the surviving corporation and a wholly owned subsidiary of Arch. At the effective time of the Merger, each Share then outstanding (other than any Shares in respect of which appraisal rights are validly exercised under the DGCL and any Shares owned by ICG, Arch or any of their subsidiaries (including Merger Sub)) was, by virtue of the Merger and without any action on the part of the holders of the Shares, converted into the right to receive the Merger Consideration in cash, without interest and subject to any required withholding taxes. As a result of the Merger, ICG became a wholly owned subsidiary of Arch. At the effective time of the Merger, each of ICG’s certificate of incorporation and bylaws were amended and restated.
     As a result of the Merger, the Shares are no longer traded on the New York Stock Exchange, there is no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.
     Pursuant to the terms of the Merger Agreement, and effective as of the effective time of the Merger, all of the members of the board of directors of ICG immediately prior to the effective time of the

Merger resigned as directors of ICG and the members of the board of directors of Merger Sub, John W. Eaves, Steven F. Leer and Robert G. Jones, became the members of the board of directors of ICG. Accordingly, each of the following directors of ICG resigned as directors: Bennett K. Hatfield, Wilbur L. Ross, Jr., Maurice E. Carino, Jr., Cynthia B. Bezik, William J. Catacosinos, Stanley N. Gaines, Samuel A. Mitchell and Wendy L. Teramoto.
     As of the date of this Schedule 13D, and except as otherwise provided in the Offer to Purchase, the business and operations of ICG have been continued substantially as they were being conducted prior to the Merger. Arch intends to evaluate the business and operations of ICG and to review such information as part of a comprehensive review of ICG’s business, operations, capitalization and management with a view to optimizing development of ICG’s potential in conjunction with Arch’s existing businesses and may subsequently make changes thereto.
     All information contained in “Section 12 — Purpose of the Offer; Plans for ICG; Appraisal Rights”, “Section 13 — The Transaction Documents” and “Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference. Except as set forth in this Schedule 13D (including any information incorporated herein by reference) and in connection with the transactions described above, neither of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.
     The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.
     References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is included as Exhibit 1 to this Schedule 13D and which is incorporated by reference in this Item 4 in its entirety.
Item 5. Interest in Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Schedule 13D and the responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by this reference in this Item 5.
     (a) — (b) Merger Sub is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and Arch may be deemed to beneficially own and have shared voting and dispositive power with respect to, 292,157,281 Shares, representing one Share more than 90% of the Shares outstanding immediately prior to the Merger.
     Except as set forth above, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of Scheduled Persons, has power to vote or to direct the vote or to dispose or direct the disposition of any Shares.
     (c) On June 14, 2011, Merger Sub accepted for payment all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 188,388,837 Shares (including 16,672,951 Shares subject to guaranteed delivery procedures) were purchased by Merger Sub in accordance with the terms of the Offer at the Offer Price. On June 14, 2011, subsequent to the expiration of the Offer and pursuant to the terms of the Merger Agreement, Merger Sub exercised the Top-Up Option to purchase directly from ICG 120,441,395 Top-Up Option Shares at the Offer Price. Pursuant to the terms of the Merger Agreement, following the exercise of the Top-Up Option, Merger Sub effected the Merger, effective at 12:01 a.m., Eastern Time, on June 15, 2011. At the effective time of the Merger, each Share then outstanding (other than any Shares in respect of which appraisal rights are validly exercised under the DGCL and any Shares owned by ICG, Arch or any of their subsidiaries (including Merger Sub)) was, by virtue of the Merger and without any action on the part of the holders of the Shares, converted into the right to receive the Merger Consideration in cash, without interest and subject to any required withholding taxes.
     Except as described in this Schedule 13D, no transactions in Shares were effected by Arch or Merger Sub or, to the knowledge of Arch or Merger Sub, any Scheduled Person, during the 60 days prior to the date hereof.
     (d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, neither of the Reporting Persons nor any Scheduled Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.
     (e) Not applicable.
     References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is included herewith as Exhibit 1 to this Schedule 13D and which is incorporated by reference in this Item 5 in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. All information contained in “Section 11 — Background of the Offer; Contacts with ICG” and “Section 13 — The Transaction Documents” of the Offer to Purchase is incorporated herein by reference. Except as disclosed in this Schedule 13D or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.
Item 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description of Exhibits
1	Agreement and Plan of Merger, dated as of May 2, 2011, by and among Arch, Merger Sub and ICG (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on May 3, 2011).

2	Amendment to Agreement and Plan of Merger, dated as of May 26, 2011, by and among Arch, Merger Sub and ICG (incorporated herein by reference to Exhibit (d)(6) of the Schedule TO filed be Arch and Merger Sub with the SEC on May 16, 2011, as amended on May 26, 2011).

3	Offer to Purchase, dated May 16, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Arch and Merger Sub with the SEC on May 16, 2011, as amended).

4	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Arch and Merger Sub with the SEC on May 16, 2011, as amended).

5	Tender and Voting Agreement, dated May 2, 2011, by and among Arch, Merger Sub and certain stockholders of ICG (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on May 3, 2011).

Exhibit
Number	Description of Exhibits
6	Tender and Voting Agreement, dated May 2, 2011, by and among Arch, Merger Sub and certain stockholders of ICG (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on May 3, 2011).

7	Amended and Restated Credit Agreement, dated as of June 14, 2011, by and among Arch, the lenders party thereto, PNC Bank, National Association, as administrative agent and Bank of America, N.A., The Royal Bank of Scotland PLC and Citibank, N.A., as co-documentation agents (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on June 17, 2011).

8	Indenture, dated June 14, 2011, by and among Arch, certain wholly owned domestic subsidiaries of Arch, as guarantors, and UMB Bank National Association, as trustee (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on June 14, 2011).

9	Underwriting Agreement, dated June 2, 2011, by and among Arch and Morgan Stanley & Co. LLC, PNC Capital Markets LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as representatives for the several underwriters named in Schedule A thereto (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on June 8, 2011).

10	Joint Filing Agreement, dated June 23, 2011, by and between Arch and Merger Sub.*

*	Filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2011	ARCH COAL, INC.

/s/ Robert G. Jones

Name: Robert G. Jones
Title: Senior Vice President — Law, General
Counsel and Secretary

Date: June 23, 2011	ATLAS ACQUISITION CORP.

/s/ Jon S. Ploetz

Name: Jon S. Ploetz
Title: Secretary

SCHEDULE I
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
ARCH COAL, INC.
     The name, current principal occupation or employment of each director and executive officer of Arch are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Arch. The business address of each director and officer is Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk. Unless otherwise indicated, the titles referenced below refer to titles with Arch.

Name	Age	Current Principal Occupation or Employment

C. Henry Besten, Jr.	62	Mr. Besten has served as Senior Vice President-Strategic Development of Arch since 2002.

James R. Boyd*	64	Mr. Boyd served as chairman of the Arch board of directors from 1998 to April 2006, when he was appointed Arch’s lead director. Mr. Boyd served as Senior Vice President and Group Operating Officer of Ashland Inc. from 1989 until his retirement in 2002. Mr. Boyd also serves on the board of directors of Halliburton Inc.

John T. Drexler	41	Mr. Drexler has served as the Senior Vice President and Chief Financial Officer of Arch since April 2008. Mr. Drexler served as the Vice President-Finance and Accounting of Arch from March 2006 to April 2008. From March 2005 to March 2006, Mr. Drexler served as the Director of Planning and Forecasting of Arch. Prior to March 2005, Mr. Drexler held several other positions within Arch’s finance and accounting department.

John W. Eaves*	53	Mr. Eaves has been the President and Chief Operating Officer of Arch since April 2006. From 2002 to April 2006, Mr. Eaves served as the Executive Vice President and Chief Operating Officer of Arch. Mr. Eaves also serves on the board of directors of ADA-ES, Inc. and COALOGIX.

Sheila B. Feldman	56	Ms. Feldman has served as Vice President-Human Resources of Arch since 2003. From 1997 to 2003, Ms. Feldman was the Vice President-Human Resources and Public Affairs of Solutia Inc.

Governor David Freudenthal*	60	Governor Freudenthal served as the Governor of Wyoming from 2003 until January 2011. Prior to his service as governor, he served as U.S. Attorney for the District of Wyoming. Governor Freudenthal current serves as an Adjunct Professor at the University of Wyoming.

Patricia F. Godley*	62	Since 1998, Ms. Godley has been a partner with the law firm of Van Ness Feldman, practicing in the areas of economic and environmental regulation of electric utilities and natural gas companies. Ms. Godley is also a director of the United States Energy Association.

Schedule I

Name	Age	Current Principal Occupation or Employment

Douglas H. Hunt*	58	Since 1995, Mr. Hunt has served as Director of Acquisitions of Petro-Hunt, LLC, a private oil and gas exploration and production company.

Brian J. Jennings*	50	Since February 2009, Mr. Jennings has been President and Chief Executive Officer of Rise Energy Partners, L.P. From February 2007 to June 2008, Mr. Jennings served as Chief Financial Officer of Energy Transfer Partners GP, L.P., the general partner of Energy Transfer Partners, L.P., a publicly-traded partnership owning and operating intrastate and interstate natural gas pipelines. From 2004 to December 2006, Mr. Jennings served as Senior Vice President-Corporate Finance and Development and Chief Financial Officer of Devon Energy Corporation.

Robert G. Jones	54	Mr. Jones has served as Senior Vice President-Law, General Counsel and Secretary of Arch since August 2008. Mr. Jones served as Vice President-Law, General Counsel and Secretary from 2000 to August 2008.

J. Thomas Jones*	61	Mr. Jones has been Chief Executive Officer of West Virginia United Health System located in Fairmont, West Virginia since 2002. From 2000 to 2002, Mr. Jones served as Chief Executive Officer of Genesis Hospital System in Huntington, West Virginia. Mr. Jones is also a director of Premier, Inc. and Health Partners Network.

Paul A. Lang	50	Mr. Lang has served as the Senior Vice President-Operations of Arch since December 2006. Mr. Lang served as President of Western Operations from July 2005 through December 2006 and President and General Manager of Thunder Basin Coal Company, L.L.C. from 1998 through July 2005.

Steven F. Leer*	58	Mr. Leer has been Chief Executive Officer of Arch since 1992. From 1992 to April 2006, Mr. Leer also served as President of Arch. In April 2006, Mr. Leer became Chairman of the board of directors of Arch. Mr. Leer also serves on the boards of the Norfolk Southern Corporation, USG Corp., the Business Roundtable, the University of the Pacific, Washington University and is past chairman of the Coal Industry Advisory Board. Mr. Leer is past chairman and continues to serve on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.

A. Michael Perry*	74	Mr. Perry served as Chairman of Bank One, West Virginia, N.A. from 1993 and as its Chief Executive Officer from 1983 until his retirement in 2001. Mr. Perry also serves on the board of directors of Champion Industries, Inc. and Portec Rail Products, Inc.

Robert G. Potter*	71	Mr. Potter was Chairman and Chief Executive Officer of Solutia, Inc. from 1997 until his retirement in 1999. He is also an investor in several private companies and has served as a member of the board of directors for six other companies.
Schedule I

Name	Age	Current Principal Occupation or Employment

Theodore D. Sands*	65	Since 1999, Mr. Sands has served as President of HAAS Capital, LLC, a private consulting and investment company. Mr. Sands served as Managing Director, Investment Banking for the Global Metals/Mining Group of Merrill Lynch & Co. from 1982 until February 1999. Mr. Sands has also served as a member of the board of directors for several other companies.

Deck S. Sloan	47	Mr. Slone has served as Vice President-Government, Investor and Public Affairs of Arch since August 2008. Mr. Slone served as Vice President-Investor Relations and Public Affairs of Arch from 2001 to August 2008.

Wesley M. Taylor*	68	Mr. Taylor was President of TXU Generation, a company engaged in electricity infrastructure ownership and management. Mr. Taylor served at TXU for 38 years prior to his retirement in 2004. Mr. Taylor also serves on the board of directors of FirstEnergy Corporation.

David N. Warnecke	55	Mr. Warnecke has served as the Vice President-Marketing and Trading of Arch since August 2005 and was appointed Senior Vice President-Marketing and Trading in 2011. From June 2005 until March 2007, Mr. Warnecke served as President of Arch’s Arch Coal Sales Company, Inc. subsidiary, and from April 2004 until June 2005, Mr. Warnecke served as Executive Vice President of Arch Coal Sales Company, Inc. Prior to June 2004, Mr. Warnecke was Senior Vice President-Sales, Trading and Transportation of Arch Coal Sales Company, Inc.

Peter I. Wold*	63	Mr. Wold is President and co-owner of Wold Oil Properties, Inc., an oil and gas exploration and production company. He is also Vice President of American Talc Company, a corporation that mines and processes talc in Western Texas. He presently chairs the Wyoming Enhanced Oil Recovery Commission and is a director of the Oppenheimer Funds, Inc., New York Board. Mr. Wold has also served in the Wyoming House of Representatives and as a director of the Denver Branch of the Kansas City Federal Reserve Bank.
Schedule I

SCHEDULE II
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
ATLAS ACQUISITION CORP.
     The name, current principal occupation or employment of each director and executive officer of Merger Sub are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Merger Sub. The business address of each director and officer is Atlas Acquisition Corp., c/o Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment

John W. Eaves*	53	Mr. Eaves has been the President of Merger Sub since Merger Sub was formed. Mr. Eaves has been the President and Chief Operating Officer of Arch since April 2006. From 2002 to April 2006, Mr. Eaves served as the Executive Vice President and Chief Operating Officer of Arch. Mr. Eaves also serves on the board of directors of ADA-ES, Inc. and COALOGIX.

John T. Drexler	41	Mr. Drexler has been the Vice President of Merger Sub since Merger Sub was formed. Mr. Drexler has served as the Senior Vice President and Chief Financial Officer of Arch since April 2008. Mr. Drexler served as the Vice President-Finance and Accounting of Arch from March 2006 to April 2008. From March 2005 to March 2006, Mr. Drexler served as the Director of Planning and Forecasting of Arch. Prior to March 2005, Mr. Drexler held several other positions within Arch’s finance and accounting department.

James E. Florczak	60	Mr. Florczak has been the Vice President & Treasurer of Merger Sub since Merger Sub was formed. Mr. Florczak has served as Treasurer of Arch for the past five years.

Robert G. Jones*	54	Mr. Jones has served as Senior Vice President-Law, General Counsel and Secretary of Arch since August 2008. Mr. Jones served as Vice President-Law, General Counsel and Secretary from 2000 to August 2008.

Steven F. Leer*	58	Mr. Leer has been Chief Executive Officer of Arch since 1992. From 1992 to April 2006, Mr. Leer also served as President of Arch. In April 2006, Mr. Leer became Chairman of the board of directors of Arch. Mr. Leer also serves on the boards of the Norfolk Southern Corporation, USG Corp., the Business Roundtable, the University of the Pacific, Washington University and is past chairman of the Coal Industry Advisory Board. Mr. Leer is past chairman and continues to serve on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.
Schedule II

Name	Age	Current Principal Occupation or Employment

Jon S. Ploetz	38	Mr. Ploetz has been Secretary of Merger Sub since Merger Sub was formed. Mr. Ploetz has served as Assistant General Counsel & Assistant Secretary of Arch since February 2010. Prior joining Arch, Mr. Ploetz was an attorney with Patton Boggs LLP from November 2004 until February 2010.

C. David Steele	55	Mr. Steele has been Vice President — Tax of Merger Sub since Merger Sub was formed. Mr. Steele has served as Vice President — Taxes of Arch since May 2003. Mr. Steele is a CPA and has a BS- Business Administration and a MBA.
Schedule II

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
1	Agreement and Plan of Merger, dated as of May 2, 2011, by and among Arch, Merger Sub and ICG (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on May 3, 2011).

2	Amendment to Agreement and Plan of Merger, dated as of May 26, 2011, by and among Arch, Merger Sub and ICG (incorporated herein by reference to Exhibit (d)(6) of the Schedule TO filed be Arch and Merger Sub with the SEC on May 16, 2011, as amended on May 26, 2011).

3	Offer to Purchase, dated May 16, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Arch and Merger Sub with the SEC on May 16, 2011, as amended).

4	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Arch and Merger Sub with the SEC on May 16, 2011, as amended).

5	Tender and Voting Agreement, dated May 2, 2011, by and among Arch, Merger Sub and certain stockholders of ICG (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on May 3, 2011).

6	Tender and Voting Agreement, dated May 2, 2011, by and among Arch, Merger Sub and certain stockholders of ICG (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on May 3, 2011).

7	Amended and Restated Credit Agreement, dated as of June 14, 2011, by and among Arch, the lenders party thereto, PNC Bank, National Association, as administrative agent and Bank of America, N.A., The Royal Bank of Scotland PLC and Citibank, N.A., as co-documentation agents (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on June 17, 2011).

8	Indenture, dated June 14, 2011, by and among Arch, certain wholly owned domestic subsidiaries of Arch, as guarantors, and UMB Bank National Association, as trustee (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on June 14, 2011).

9	Underwriting Agreement, dated June 2, 2011, by and among Arch and Morgan Stanley & Co. LLC, PNC Capital Markets LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as representatives for the several underwriters named in Schedule A thereto (incorporated herein by reference to the Current Report on Form 8-K filed by Arch on June 8, 2011).

10	Joint Filing Agreement, dated June 23, 2011, by and between Arch and Merger Sub.*

*	Filed herewith.